UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 26, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 26th, 2021

DATE, TIME AND PLACE: July 26th, 2021, at 1.30 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mr. Agostino Nuzzolo.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2021, dated as of June 30th, 2021; (5) To resolve on the Dividend Distribution Policy; (6) Presentation on the Company’s Informe de Governança Corporativa; (7) To resolve on the Company's Cyber Security Policy; (8) To acknowledge on the status of the Adjustment of Conduct Term between the Company and ANATEL – Agência Nacional de Telecomunicações; and (9) To acknowledge on the Company’s Long Term Incentive Plan (“Plan”) results for the 2nd year of the 2019 grant and to resolve on the calculation and payment form proposal.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 26th, 2021

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on July 26th, 2021, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on July 26th, 2021, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE, with special emphasis on the Company's ISO 37001 certification process, which was presented by the Company's Compliance area, as responsible for the Anti-Bribery/Anti-Corruption Management System (“SGAA”), in its Anti-Bribery/Anti-Corruption Compliance function.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on July 26th, 2021, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR, with special emphasis on the Company's ISO 37001 certification process, which was presented by the Company's Compliance area, as responsible for the Anti-Bribery/Anti-Corruption Management System (“SGAA”), in its Anti-Bribery/Anti-Corruption Compliance function.

(4) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2021, dated as of June 30th, 2021, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(5) Approved the Company’s Dividend Distribution Policy, according to the proposal presented and based on the favorable evaluation of the CCR, recorded at its meeting held on July 26th, 2021.

(6) Acknowledged on the evolution and current position of the Company in relation to the Informe de Governança Corporativa, introduced by ICVM No. 586, which shall be filed within the legal term.

(7) Ratified the approval of the Cyber Security Policy by the Company’s management, according to the proposal presented and based on the favorable evaluation of the CCR, recorded at its meeting held on July 26th, 2021.

(8) Acknowledged on the compliance with certain obligations derived from the Adjustment of Conduct Term nº 1/2020 – TAC, executed between the Company and the Agência Nacional de Telecomunicações - ANATEL, considering the conclusion of the 1st year of execution, under the terms and conditions approved by this Board at its meeting held on June 19th, 2020.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 26th, 2021

(9) Regarding the Company’s Long Term Incentive Plan (“Plan”), previously approved by the Extraordinary Shareholders’ Meeting, held on April 19th, 2018, the Board Members acknowledged on the results for the 2nd vesting period related to the 2019 grant, with which they agreed, and approved the proposal for the payment method, as follows: (a) transfer of all amounts due in shares, including dividends, as provided for in the Plan, as well as the transfer of the amount equivalent in cash in case of inactive beneficiaries (pro rata) or transferred to another company of the same group conglomerate; (b) for the transfer of shares, use of those which are held in treasury, as provided for in the Plan and under the terms of the Repurchase Program approved by the Company’s Board of Directors at its meeting held on May 5th, 2021; and (c) use of the Average Share Price, weighted by the financial volume estimated by B3 S.A. – Brasil, Bolsa e Balcão, considering the month of June 2021, which period is the same used to measure the performance of the Company’s shares in the calculation of the External KPI, for the purpose of converting the due amounts from dividends into additional shares. The Company’s Board of Officers is authorized to perform all necessary acts to carry out the resolutions approved herein.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 26th, 2021.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 26, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer